Filed Pursuant to Rule 424b(5)
Registration No. 333-133548

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated October 17, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT
(To prospectus dated May 4, 2006)

$

PUBLIC SERVICE COMPANY OF OKLAHOMA

% Senior Notes, Series G, due 2047
____________________________

          Interest on the Senior Notes is payable quarterly on March 31, June 30, September 30 and December 31, of each year, beginning December 31, 2007. The Senior Notes will mature on September 30, 2047. We may redeem the Senior Notes either in whole or in part at our option on or after October      , 2012, in each case at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest to the date of redemption. The Senior Notes will be available for purchase in denominations of $25 and integral multiples of $25.

          The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt, to the extent of the assets securing such debt.

          Application has been made to list the Senior Notes on the New York Stock Exchange. If approved, trading of the Senior Notes on the New York Stock Exchange is expected to commence within a 30-day period after initial delivery of the Senior Notes.

          Payment of the principal of and interest on the Senior Notes when due will be insured by a financial guaranty insurance policy to be issued by Financial Guaranty Insurance Company simultaneously with the delivery of the Senior Notes.

____________________________

	Per Note		Total
Public offering price(1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to Public Service Company of Oklahoma	%	$
(1)Plus accrued interest, if any, from October , 2007.
____________________________

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT FOR MORE INFORMATION.

          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about October      , 2007.

____________________________

Joint Book-Running Managers

Citi
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank

The date of this prospectus supplement is October      , 2007.

          You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Prospectus Supplement

SUMMARY	S-3
RISK FACTORS	S-5
Risk Relating to Our Business	S-5
Risks Relating to the Senior Notes	S-5
RECENT DEVELOPMENTS	S-5
USE OF PROCEEDS	S-6
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES	S-7
Principal Amount, Maturity, Interest and Payment	S-7
Certain Trading Characteristics of the Senior Notes	S-8
Optional Redemption	S-8
Limitation on Liens	S-8
Events of Default	S-9
Special Insurance Provisions	S-9
Additional Information	S-9
THE INSURANCE POLICY AND THE INSURER	S-10
The Insurance Policy	S-10
The Insurer	S-11
The Insurer’s Credit Rating	S-13
RATINGS	S-13
CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS	S-14
Payments of Interest	S-15
Disposition of Senior Notes	S-16
Information Reporting and Backup Withholding	S-16
Estate Tax	S-17
UNDERWRITING	S-18
LEGAL OPINIONS	S-19
EXPERTS	S-19
EXHIBIT A – FORM OF POLICY	A-1

Prospectus

THE COMPANY	2
PROSPECTUS SUPPLEMENTS	2
RISK FACTORS	2
WHERE YOU CAN FIND MORE INFORMATION	2
RATIO OF EARNINGS TO FIXED CHARGES	3
USE OF PROCEEDS	3
DESCRIPTION OF THE NOTES	4
PLAN OF DISTRIBUTION	10
LEGAL OPINIONS	11
EXPERTS	11

SUMMARY

          The following summary contains information about the offering by Public Service Company of Oklahoma of its Senior Notes. It does not contain all of the information that may be important to you in making a decision to purchase the Senior Notes. For a more complete understanding of Public Service Company of Oklahoma and the offering of the Senior Notes, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements.

The Offering

Issuer	Public Service Company of Oklahoma

Securities Offered	$ aggregate principal amount of our % Senior
Notes, Series G, due 2047.

Original Issue Date	October , 2007.

Stated Maturity Date	September 30, 2047.

Insurance	Payments of principal and interest on the Senior Notes when due will be insured by a financial guaranty insurance policy, or the
Policy, to be issued by Financial Guaranty Insurance Company for the benefit of the holders of the Senior Notes.

Interest Payment Dates	Interest on the Senior Notes will be payable on March 31, June
30, September 30 and December 31 of each year, commencing on
December 31, 2007 and at maturity, or upon earlier redemption.

Interest Rate	% per annum.

Ratings	We anticipate that the Senior Notes will be rated “AAA” by
Standard & Poor’s Ratings Services, a Division of the McGraw-
Hill Companies, Inc., or S&P, and “Aaa” by Moody’s Investors
Service, or Moody’s. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the
Senior Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that
circumstances warrant that change.

Redemption	We may redeem the Senior Notes at our option, in whole or in part, at any time on or after October , 2012 at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to the date of redemption.

Covenants	Under the Indenture, we have agreed to certain restrictions on incurring secured debt and entering into certain transactions. See
“Supplemental Description of the Senior Notes — Limitation On
Liens” and “Description of the Notes — Consolidation, Merger or
Sale.”

Listing	Application has been made to list the Senior Notes on the New York
Stock Exchange. If approved, trading of the Senior Notes on the New
York Stock Exchange is expected to commence within a 30-day
period after initial delivery of the Senior Notes.

Form and Denomination	The Senior Notes will be initially registered in the form of one or more global securities, without coupons, in denominations of $25 and integral multiples in excess thereof, and deposited with the
Trustee on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or its nominee. See
“Description of the Notes — Book-Entry Notes — Registration,
Transfer, and Payment of Interest and Principal” in the
accompanying prospectus.

Further Issues	We may, without the consent of the holder of the Senior Notes offered hereby, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes, including the benefit of the Policy.

Ranking	The Senior Notes will be our unsecured and unsubordinated
obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.
The Senior Notes will be effectively subordinated to all of our secured debt, to the extent of the assets securing such debt.

Use of Proceeds	We intend to use the net proceeds from the sale of the Senior
Notes to redeem or repurchase certain of our outstanding debt
(including the repayment of advances from affiliates), to fund our construction program and for other corporate purposes.

Governing Law	The indenture and the Senior Notes are governed by the laws of the State of New York.

Trustee	The Bank of New York. See “Description of the Notes —
Concerning the Trustee” in the accompanying prospectus.

RISK FACTORS

          Investing in the Senior Notes involves risk. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations, our financial results and the value of the Senior Notes.

Risks Relating to Our Business

          For a discussion of issues to consider with respect to our business, please see the risk factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, along with certain amended and restated risk factors contained in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Senior Notes

          There is no existing market for the Senior Notes. We have applied to list the Senior Notes on the New York Stock Exchange (“NYSE”). If that application is approved, we expect the Senior Notes to start trading on the NYSE within 30 days after the Senior Notes are initially delivered. We cannot assure that an active trading market for the Senior Notes will develop. There can be no assurances as to the liquidity of any market that may develop for the Senior Notes, the ability of holders to sell their Senior Notes or the price at which the holders will be able to sell their Senior Notes. Future trading prices of the Senior Notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

RECENT DEVELOPMENTS

          We entered into a joint ownership agreement with Oklahoma Gas and Electric Company (OG&E) and Oklahoma Municipal Power Authority, under which OG&E agreed to construct and operate a new 950 megawatt coal-fired electricity generating unit near Red Rock, Oklahoma (the Red Rock Plant). We had a 50% ownership interest in the Red Rock Plant. We requested pre-approval from the Corporation Commission of the State of Oklahoma (OCC) to construct the Red Rock Plant. In October, 2007, the OCC denied our request for pre-approval to construct this unit. OCC stated that we and our partners failed to fully study other alternatives to the Red Rock Plant ultra-supercritical combustion technology. We have terminated the joint ownership agreement. As of September 30, 2007, we have incurred, accrued and capitalized approximately $20 million of pre-construction costs relating to the Red Rock Plant. We will seek regulatory recovery of all pre-construction costs from the OCC.

          Refer to Footnote 4 RATE MATTERS- OKLAHOMA RATE MATTERS of our Annual Report on Form 10-K for the period ended December 31, 2006 and Footnote 3 RATE MATTERS- OKLAHOMA RATE MATTERS of our Quarterly Report on Form 10-Q for the period ended June 30, 2007 for a discussion of the following proceedings at the OCC: (1) our fuel cost proceeding regarding purchased power costs for periods prior to January 1, 2002, (2) a prudence review of our fuel and purchased power practices for 2003 and (3) our base rate case filed in November 2006.

          In May 2007, we submitted an application to the OCC to adjust our fuel/purchase power rates. In the filing, we netted the $42 million of under-recovered pre-2002 reallocated purchased power costs against our $48 million over-recovered fuel balance as of April 30, 2007. In oral discussions, the OCC staff did not oppose the netting of the balances. The $6 million net over-recovered fuel/purchased power cost deferral balance is being refunded over the twelve-month period beginning June 2007. In August 2007, however, the Oklahoma Industrial Energy Customers (OIEC) filed a motion requesting the OCC to order a refund of the $42 million pre-2002 purchased power costs. The OCC has not indicated when it will issue its decision. In August 2007, the OCC also issued an order adopting an ALJ's recommendation that the disputed allocation of off-system sales and trading margins under AEP's System Integration Agreement was a FERC jurisdictional issue. The OIEC filed a motion requesting the OCC to reconsider its decision on the jurisdictional issue. The OCC has stayed the order on the jurisdictional issue. We cannot predict when the OCC will issue its final decision on this issue.

          In August 2007, an Administrative Law Judge (ALJ) issued a report recommending that our 2003 fuel procurement practices were prudent and recommended that no adjustments be made. No parties appealed the recommendation, and in October 2007, the OCC issued a final order adopting the ALJ’s report.

          In October 2007, the OCC issued a final order in our base rate case proceeding. The final order provides for a $10 million annual increase in base rates with a return on equity of 10%. The final order also provides for lower depreciation rates, which PSO estimates will decrease depreciation expense by approximately $10 million on an annual basis.

USE OF PROCEEDS

          We intend to use the net proceeds from the sale of the Senior Notes to repay advances from affiliates, to fund our construction program and for other corporate purposes.

          We estimate that our construction costs in 2007 will approximate $265 million. At September 30, 2007, we had approximately $188 million in advances from affiliates outstanding.

SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

          The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under “Description of the Notes” in the accompanying prospectus. We will issue the Senior Notes under an Indenture, dated as of November 1, 2000, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity, Interest and Payment

          The Senior Notes will initially be issued in an aggregate principal amount of $                . We may from time to time, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes, including the benefit of the Policy (appropriately increased to cover the principal amount of and interest due on the additional notes). These notes, together with the Senior Notes, will be a single series of notes under the Indenture.

          The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on September 30, 2047 and will bear interest at the rate of           % per year from October      , 2007 until September 30, 2047. The Senior Notes are not subject to any sinking fund provision.

          Interest on each Senior Note will be payable quarterly in arrears on each March 31, June 30, September 30 and December 31 and at redemption, if any, or maturity. The initial interest payment date is December 31, 2007. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

          We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

          We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

          The Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

          If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid, except that if such Business Day is in the next succeeding calendar year, we will make payment on the immediately preceding Business Day.

          The “Regular Record Date” will be the close of business on the March 15, June 15, September 15 or December 15, as the case may be, next preceding an interest payment date (whether or not a Business Day)

          “Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Certain Trading Characteristics of the Senior Notes

          The Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Senior Notes except as included in the trading price thereof.

          The trading price of the Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Senior Notes, although any increase will be moderated by our ability to call the Senior Notes at any time on or after October      , 2012.

Optional Redemption

          We may redeem the Senior Notes at our option at any time on or after October      , 2012, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either in whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to the date of redemption.

Limitations on Liens

          So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively “Liens”) on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money (“Secured Debt”), without providing that such Senior Notes will be similarly secured. This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. In addition, this restriction does not prevent the creation or existence of:

  Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

  Financing of our accounts receivable for electric service;

  Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

  The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

          In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

          “Net Tangible Assets” means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

          This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Events of Default

          In addition to the Events of Default described under “Description of the Notes” in the accompanying prospectus, the occurrence and continuance of an event of default under the insurance agreement between us and Financial Guaranty Insurance Company also constitutes an Event of Default with respect to the Senior Notes. An event of default under the insurance agreement includes failure by us in the observance of certain representations and covenants thereunder and certain bankruptcy events. Our covenants in the insurance agreement include our obligation to pay insurance premiums, our agreement to secure our repayment obligations to Financial Guaranty Insurance Company under the insurance agreement if we incur or issue additional indebtedness for borrowed money secured by our assets. See “The Insurance Policy and the Insurer” in this prospectus supplement.

Special Insurance Provisions

          Subject to the provisions of the Indenture, so long as Financial Guaranty Insurance Company is not in default under the Policy, Financial Guaranty Insurance Company shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Senior Notes upon the occurrence and continuation of an Event of Default. No amendment, supplement or change to, or other modification of, the Indenture requiring the consent of holders of the Senior Notes may be made without the prior written consent of Financial Guaranty Insurance Company. See “The Insurance Policy and the Insurer” in this prospectus supplement.

Additional Information

          For additional important information about the Senior Notes, see “Description of the Notes” in the accompanying prospectus, including: (i) additional information about the terms of the Senior Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of other Events of Default under the Indenture.

THE INSURANCE POLICY AND THE INSURER

The Insurance Policy

          Concurrently with the issuance of the Senior Notes, the Financial Guaranty Insurance Company (the “Insurer”) will issue a Financial Guaranty Insurance Policy (the “Policy”) for the benefit of the holders of the Senior Notes. The Policy will unconditionally guarantee the payment of principal of (at stated maturity), and interest on the Senior Notes, as such payments shall become Due for Payment (as defined below), but shall be unpaid by reason of Nonpayment (as defined below) by the Company. The Insurer will make such payments to U.S. Bank Trust National Association or its successor as its agent (the “Fiscal Agent”), on the later of the date on which such principal or interest (as applicable) is Due for Payment or on the business day next following the day on which the Insurer shall have received notice (in accordance with the terms of the Policy) from an owner of the Senior Notes or the Trustee of the Nonpayment of such amount by or on behalf of the Company. The Fiscal Agent will disburse such amount Due for Payment on any Senior Note to its owner upon receipt by the Fiscal Agent of evidence satisfactory to the Fiscal Agent of the owner’s right to receive payment of principal or interest Due for Payment and evidence, including any appropriate instruments of assignment, that all of such owner’s rights to payment of such principal or interest (as applicable) shall be vested in the Insurer. The term “nonpayment” in respect of a Senior Note means the failure of the Company to have provided sufficient funds to the Trustee for payment in full of all principal or interest Due for Payment and includes any payment of principal, or interest (as applicable) made to an owner of a Senior Note which has been recovered from such owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with a final, nonappealable order of a court having competent jurisdiction. “Due for Payment” means, when referring to the principal of a Senior Note, the stated maturity date thereof and does not refer to any earlier date on which payment is due by reason of call for redemption, acceleration or other advancement of maturity and means, when referring to interest on a Senior Note, the stated date for payment of interest.

          Once issued, the Policy is non-cancelable by the Insurer. The Policy covers failure to pay principal of the Senior Notes on their stated maturity date, and not on any other date on which the Senior Notes may have been otherwise called for redemption, accelerated or advanced in maturity. The Policy also covers the failure to pay interest on the stated date for its payment. In the event that payment of the Senior Notes is accelerated, the Insurer will only be obligated to pay principal and interest in the originally scheduled amounts on the originally scheduled payment dates. Upon such payment, the Insurer will become the owner of the Senior Note, appurtenant coupon or right to payment of principal or interest on such Senior Note and will be fully subrogated to all of the noteholder’s rights thereunder.

          The Policy does not insure any risk other than Nonpayment by the Company, as defined in the Policy. Specifically, the Policy does not cover: (i) payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity; (ii) payment of any redemption, prepayment or acceleration premium; or (iii) nonpayment of principal or interest caused by the insolvency or negligence or any other act or omission of the trustee or paying agent, if any.

          As a condition of its commitment to insure the Senior Notes, the Insurer may be granted certain rights under the Indenture and the Senior Notes. The specific rights granted to the Insurer in connection with its insurance of the Senior Notes is set forth under “Supplemental Description of the Senior Notes –Special Insurance Provisions” in this prospectus supplement.

          The Policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law.

The Insurer

          The following information has been supplied by the Insurer for inclusion in this prospectus supplement. No representation is made by us, the underwriters or any of our or their affiliates as to the accuracy or completeness of the information.

          The Insurer is a New York stock insurance corporation that writes financial guaranty insurance in respect of public finance and structured finance obligations and other financial obligations, including credit default swaps. The Insurer is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands and the United Kingdom.

          The Insurer is a direct, wholly owned subsidiary of FGIC Corporation, a Delaware corporation. At June 30, 2007, the principal owners of FGIC Corporation and the approximate percentage of its outstanding common stock owned by each were as follows: The PMI Group, Inc. – 42%; affiliates of the Blackstone Group L.P. – 23%; and affiliates of the Cypress Group L.L.C. – 23%. Neither FGIC Corporation nor any of its stockholders or affiliates is obligated to pay any debts of the Insurer or any claims under any insurance policy, including the Policy, issued by the Insurer.

          The Insurer is subject to the insurance laws and regulations of the State of New York, where the Insurer is domiciled, including New York’s comprehensive financial guaranty insurance law. That law, among other things, limits the business of each financial guaranty insurer to financial guaranty insurance (and related lines); requires that each financial guaranty insurer maintain a minimum surplus to policyholders; establishes limits on the aggregate net amount of exposure that may be retained in respect of a particular issuer or revenue source (known as single risk limits) and on the aggregate net amount of exposure that may be retained in respect of particular types of risk as compared to the policyholders’ surplus (known as aggregate risk limits); and establishes contingency, loss and unearned premium reserve requirements. In addition, the Insurer is also subject to the applicable insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance regulators, vary by jurisdiction.

          The following table sets forth the capitalization of the Insurer and subsidiaries as of June 30, 2007, December 31, 2006 and December 31, 2005, on the basis of U.S. generally accepted accounting principles (“GAAP”).

Financial Guaranty Insurance Company and Subsidiaries
CONSOLIDATED CAPITALIZATION TABLE
(Dollars in Millions)

	June 30,	December 31,	December 31,
	2007	2006	2005
	(unaudited)

Unearned Premiums	$1,402	$1,348	$1,201
Other Liabilities	957	960	144
Total Liabilities	2,359	2,308	1,345
Stockholder's Equity
Common Stock	15	15	15
Additional Paid-in Capital	1,906	1,902	1,895
Accumulated Other
Comprehensive Income (Loss), net of tax	(30)	6	(14)
Retained Earnings	848	715	471
Total Stockholder's Equity	2,739	2,638	2,367
Total Liabilities and
Stockholder's Equity	$5,098	$4,946	$3,712

          Included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K filed by the Company on October 17, 2007 (SEC file number 333-133548) in connection with the registration statement of which this prospectus supplement is a part, and incorporated by reference in this prospectus supplement, are the following financial statements:

  the audited consolidated financial statements of the Insurer and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006; and

  the unaudited consolidated financial statements of the Insurer and subsidiaries as of June 30, 2007 and for the six month periods ended June 30, 2007 and 2006.

          Any statement contained herein under the heading “The Insurer” or in Exhibits 99.1 or 99.2 shall be modified or superseded to the extent required by any statement in any document subsequently incorporated by reference in this prospectus supplement with the approval of the Insurer, and shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

          All financial statements of the Insurer (if any) included in documents filed by the Company with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus supplement and prior to the termination of the offering of the Senior Notes shall be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the respective dates of filing of such documents.

          The New York State Insurance Department recognizes only statutory accounting practices (“SAP”) for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. Although the Insurer prepares both GAAP and SAP financial statements, no consideration is given by the New York State Insurance Department to financial statements prepared in accordance with GAAP in making such determinations. A discussion of the principal differences between SAP and GAAP is contained in the notes to the Insurer’s audited SAP financial statements.

          Copies of the Insurer’s most recently published GAAP and SAP financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017, Attention: Corporate Communications Department. The Insurer’s telephone number is (212) 312-3000.

          Neither the Insurer nor any of its affiliates accepts any responsibility for the accuracy or completeness of, nor have they participated in the preparation of, the prospectus, the prospectus supplement or any information or disclosure that is provided to potential purchasers of the Senior Notes, or omitted from such disclosure, other than with respect to the accuracy of information regarding the Insurer and the Policy set forth under the heading “The Insurance Policy and the Insurer” herein. In addition, the Insurer makes no representation regarding the Senior Notes or the advisability of investing in the Senior Notes.

The Insurer’s Credit Ratings

          The financial strength of the Insurer is rated “AAA” by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., “Aaa” by Moody’s Investors Service, and “AAA” by Fitch Ratings. Each rating of the Insurer should be evaluated independently. The ratings reflect the respective ratings agencies’ current assessments of the insurance financial strength of the Insurer. Any further explanation of any rating may be obtained only from the applicable rating agency. These ratings are not recommendations to buy, sell or hold the Senior Notes, and are subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Senior Notes. The Insurer does not guarantee the market price or investment value of the Senior Notes nor does it guarantee that the ratings on the Senior Notes will not be revised or withdrawn.

RATINGS

          It is anticipated that S&P and Moody’s will assign the Senior Notes the ratings of “AAA” and “Aaa”, respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Senior Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody’s Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor’s, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither we nor any underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Senior Notes.

          At present, each of such rating agencies maintains four categories of investment grade ratings. They are Standard & Poor's -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines “AAA” as the highest rating assigned to a debt obligation. Moody’s defines “Aaa” as representing the best quality debt obligation carrying the smallest degree of investment risk.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

          The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to a Non-U.S. Holder (as defined below) relating to the acquisition, ownership, and disposition of the Senior Notes. Except where noted, this discussion only applies to Senior Notes that are held as capital assets by holders who purchase the Senior Notes upon their original issuance at the original offering price.

          As used in this prospectus supplement, the term “Non-U.S. Holder” means a beneficial owner of a Senior Note that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). The term “U.S. Holder” means a beneficial owner of a Senior Note that is for U.S. federal income tax purposes:

  an individual citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person.

          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Senior Notes, the tax treatment of the partnership and its partners will generally depend on the status of the partner and the activities of the partnership and its partners. If you are a partnership (including any entity that is treated as a partnership for U.S. federal income tax purposes) or a partner in such a partnership, you should consult your own tax advisors regarding the tax considerations applicable to the purchase, ownership and disposition of Senior Notes in your particular circumstances.

          This discussion does not describe all of the tax considerations that may be relevant to Non-U.S. Holders in light of their particular circumstances or to holders subject to special rules,

such as financial institutions, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers and certain traders in securities or currencies, partnerships and other pass-through entities (and persons holding Senior Notes through a partnership or other pass-through entity), passive foreign investment companies, controlled foreign corporations and corporations that accumulate earnings to avoid U.S. federal income tax, or persons holding Senior Notes as part of a hedge, straddle or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign or other tax laws or any U.S. federal gift or alternative minimum tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Department regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal tax consequences different from those discussed below.

          This summary is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of Senior Notes. Persons considering a purchase of Senior Notes should consult their own tax advisors regarding the U.S. federal tax considerations relating to the purchase, ownership and disposition of Senior Notes in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws and the effect of any change in applicable tax law.

Payments of Interest

          In general, subject to the discussion below under “Information Reporting and Backup Withholding”, no withholding of U.S. federal income tax will apply to a payment of interest on a Senior Note to a Non-U.S. Holder provided that:

  such payment is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, such payment is not attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States);

  the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

  the Non-U.S. Holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership;

  the Non-U.S. Holder is not a bank that acquired the Senior Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

  the Non-U.S. Holder provides the paying agent, in accordance with specified procedures, a statement to the effect that such holder is not a U.S. person (generally through the provision of a properly executed Internal Revenue Service (“IRS”) Form W-8BEN (or successor form)).

          If a Non-U.S. Holder cannot satisfy the requirements above, payments of interest on the Senior Notes made to such Non-U.S. Holder will be subject to U.S. federal withholding tax at the applicable rate (currently 30 percent), unless that holder provides the paying agent, in accordance with specified procedures, a properly executed statement

(i)	certifying an exemption from or reduction of withholding tax under an applicable income tax treaty; or

(ii)	certifying that the payment on the Senior Notes is not subject to withholding tax because it is effectively connected with that holder’s conduct of a trade or business in the United States.

          If a Non-U.S. Holder is engaged in a trade or business in the United States and the interest on the Senior Notes is effectively connected with the conduct of that trade or business (and, if certain income tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), that Non-U.S. Holder will be subject to U.S. federal income tax on the interest on a net income basis in the same general manner as if that Non-U.S. Holder were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may be subject to a branch profits tax at the applicable rate (currently 30 percent or, if certain income tax treaties apply, lower rates as provided in such treaties).

Disposition of Senior Notes

          In general, subject to the discussion below under “Information Reporting and Backup Withholding”, no withholding of U.S. federal income tax will be required with respect to proceeds received by a Non-U.S. Holder upon the sale, exchange, redemption, retirement or other disposition of a Senior Note.

          Any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other disposition of a Senior Note generally will not be subject to U.S. federal income tax unless:

  such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States); or

  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

          The amount of interest paid to a Non-U.S. Holder, regardless of whether any withholding was required, and the amount of any tax withheld with respect to such interest, must be reported annually to the IRS and the holder. Copies of the information returns reporting the amount of such interest and the amount of any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

          In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest on a Senior Note, provided that the holder has complied with the certification requirements described under “Payments of Interest” above and the payor does not have actual knowledge or reason to know that the holder is a United States person (as defined under the Code) that is not an exempt recipient, or the Non-U.S. Holder otherwise establishes an exemption.

          A Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale or other disposition of a Senior Note within the United States or conducted through certain United States-related financial intermediaries, unless the certification requirements described above have been met, and the payor does not have actual knowledge or reason to know that the holder is a United States person (as defined under the Code) that is not an exempt recipient, or the Non-U.S. Holder otherwise establishes an exemption.

          Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely provided to the IRS.

Estate Tax

          Senior Notes held at the time of death by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) will not be included in such holder’s gross estate for U.S. federal estate tax purposes, provided that the individual does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote.

          THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION FOR NON-U.S. HOLDERS SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NON-U.S. HOLDER’S PARTICULAR SITUATION. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SENIOR NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY CHANGE IN APPLICABLE TAX LAW.

UNDERWRITING

          Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

Principal Amount
Underwriter	of Senior Notes
Citigroup Global Markets Inc.	$
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Total	$

          In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

          The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $300,000.

          The underwriters propose to offer the Senior Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of        % per Senior Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of        % per Senior Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          We have agreed, during the period of 30 days from the date of the underwriting agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Senior Notes, any security convertible into or exchangeable into or exercisable for Senior Notes or any debt securities substantially similar to the Senior Notes (except for the Senior Notes issued pursuant to the underwriting agreement), without the prior written consent of the representatives.

           Prior to this offering, there has been no public market for the Senior Notes. The Senior Notes are expected to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If approved, we expect trading of the Senior Notes on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the Senior Notes. Certain underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

          In connection with the offering, the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

          Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business and have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for us, for which they received, or will receive, customary fees and expenses. For instance, affiliates of certain of the underwriters are lenders under our parent company's revolving credit facilities.

LEGAL OPINIONS

          Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the notes for us. Dewey & LeBoeuf LLP, New York, New York, special tax counsel to the Company, will provide an opinion to the underwriters with respect to certain aspects of the discussion of United States taxation under the caption “Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders.” Dewey & LeBoeuf LLP, New York, New York will issue an opinion for the underwriters. From time to time, Dewey & LeBoeuf LLP acts as counsel to our affiliates for some matters.

EXPERTS

          The financial statements and the related financial statement schedule incorporated by reference in the prospectus to which this prospectus supplement relates from the Public Service Company of Oklahoma Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2004 and 2006), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Financial Guaranty Insurance Company and its subsidiaries as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 appearing in the Current Report on Form 8-K, which are incorporated by reference, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Exhibit A

Financial Guaranty Insurance Company 125 Park Avenue New York, NY 10017 T 212·312·3000 T 800·352·0001

Surety Bond

                         SPECIMEN

Issuer:	Policy Number:
Control Number: 0010001

Obligations:	Premium:

Financial Guaranty Insurance Company (“Financial Guaranty”), a New York stock insurance company, in consideration of the payment of the premium and subject to the terms of this Surety Bond, hereby unconditionally and irrevocably agrees to pay to U.S. Bank Trust National Association or its successor, as its agent (the “Fiscal Agent”), for the benefit of [Noteholders], that portion of the principal and interest on the above-described debt obligations (the “[Notes]”) which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Issuer.

Financial Guaranty will make such payments to the Fiscal Agent on the date such principal or interest becomes Due for Payment or on the Business Day next following the day on which Financial Guaranty shall have received Notice of Nonpayment, whichever is later. The Fiscal Agent will disburse to the [Noteholder] the face amount of principal and interest which is then Due for Payment but is unpaid by reason of Nonpayment by the Issuer but only upon receipt by the Fiscal Agent, in form reasonably satisfactory to it, of (i) evidence of the [Noteholder’s] right to receive payment of the principal or interest Due for Payment and (ii) evidence, including any appropriate instruments of assignment, that all of the [Noteholder’s] rights to payment of such principal or interest Due for Payment shall thereupon vest in Financial Guaranty. Upon such disbursement, Financial Guaranty shall become the owner of the [Note], appurtenant coupon or right to payment of principal or interest on such [Note] and shall be fully subrogated to all of the [Noteholder’s] rights thereunder, including the [Noteholder’s] right to payment thereof.

This Surety Bond is non-cancellable for any reason. The premium on this Surety Bond is not refundable for any reason, including the payment of the [Notes] prior to their stated maturity. This Surety Bond does not insure against loss of any prepayment premium which may at any time be payable with respect to any [Note].

As used herein, the term [“Noteholder”] means, as to a particular [Note], the person other than the Issuer who, at the time of Nonpayment, is entitled under the terms of such [Note] to payment thereof. “Due for Payment” means, when referring to the principal of a [Note], the stated maturity date thereof and does not refer to any earlier date on which payment is due by reason of call for redemption, acceleration or other advancement of maturity and means, when referring to interest on a [Note], the stated date for payment of interest. “Nonpayment” in respect of a [Note] means the failure of the Issuer to have provided sufficient funds to the paying agent for payment in full of all principal and interest Due for Payment on such [Note]. “Notice” means telephonic or telegraphic notice, subsequently confirmed in writing, or written notice by

FGIC is a registered service mark used by Financial Guaranty Insurance Company under license from its parent company, FGIC Corporation.
Form___ (4/04)	Page 1 of 1

Financial Guaranty Insurance Company
125 Park Avenue
New York, NY 10017
T 212·312·3000
T 800·352·0001

Surety Bond

                         SPECIMEN

registered or certified mail, from a [Noteholder] or a paying agent for the [Notes] to Financial Guaranty. “Business Day” means any day other than a Saturday, Sunday or a day on which the Fiscal Agent is authorized by law to remain closed. It is further understood that the term “Nonpayment” in respect of a [Note] includes any payment of principal or interest made to a [Noteholder] by or on behalf of the issuer of such [Note] which has been recovered from such [Noteholder] pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with a final, nonappealable order of a court having competent jurisdiction.

In Witness Whereof, Financial Guaranty has caused this Surety Bond to be affixed with its corporate seal and to be signed by its duly authorized officer in facsimile to become effective and binding upon Financial Guaranty by virtue of the countersignature of its duly authorized representative.

President

Effective Date:	Authorized Representative

U.S. Bank Trust National Association, acknowledges that it has agreed to perform the duties of Fiscal Agent under this Policy. Authorized Officer

FGIC is a registered service mark used by Financial Guaranty Insurance Company under license from its parent company, FGIC Corporation.
Form___ (4/04)	Page 1 of 1

PROSPECTUS

PUBLIC SERVICE COMPANY OF OKLAHOMA
1 Riverside Plaza
Columbus, Ohio 43215
614-716-1000

$450,000,000
UNSECURED NOTES

TERMS OF SALE

          The following terms may apply to the notes that we may sell at one or more times. A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin.

-	Mature 9 months to 60 years
-	Fixed or floating interest rate
-	Remarketing features
-	Certificate or book-entry form
-	Subject to redemption
-	Not convertible, amortized or subject to a sinking fund
-	Interest paid on fixed rate notes quarterly or semi-annually
-	Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually
-	Issued in multiples of a minimum denomination

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 2 FOR MORE INFORMATION.

          The notes have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2006.

THE COMPANY

We generate, sell, purchase, transmit and distribute electric power. We serve approximately 514,000 retail customers in eastern and southwestern Oklahoma. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

PROSPECTUS SUPPLEMENTS

We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (including any documents filed after the date of the initial registration statement and prior to its effectiveness) until we sell all the notes.

  Annual Report on Form 10-K for the year ended December 31, 2005.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. R. Buonavolonte
American Electric Power Service Corporation
1 Riverside Plaza
Columbus, Ohio 43215
614-716-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

Twelve Months Period Ended	Ratio

December 31, 2001	3.00
December 31, 2002	2.49
December 31, 2003	2.96
December 31, 2004	2.14
December 31, 2005	3.40

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and Form 10-Q. See Where You Can Find More Information.

USE OF PROCEEDS

Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for funding our construction program and for other general corporate purposes relating to our utility business. These other purposes may include replenishing working capital and redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2006 will approximate $278.7 million.

DESCRIPTION OF THE NOTES

General

We will issue the notes under the Indenture dated November 1, 2000 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee’s offices at 101 Barclay Street-8W, New York, New York 10286.

The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors pursuant to any supplemental indentures. Each series of notes may differ as to their terms.

The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. For current information on our debt outstanding see our most recent Form 10-K and Form 10-Q . See Where You Can Find More Information.

The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be “book-entry,” represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders’ right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

Unless otherwise stated in a prospectus supplement, the Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for each issue of the notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC , in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the notes documents. For example, Beneficial Owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices by provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its notes purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such notes by causing the Direct Participant to transfer the Participant’s interest in the notes, on DTC’s records, to the Tender/Remarketing Agent. The requirement for physical delivery of the notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered notes to the Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, note certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

Unless an applicable pricing or prospectus supplement states otherwise, if we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

          Fixed Rate Notes

A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

          Floating Rate Notes

Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

“Event of Default” means any of the following:

-	failure to pay the principal of (or premium, if any, on) any note of a series for three days after payment is due;

-	failure to pay any interest on any note of any series for 30 days after payment is due;

-	failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

-	failure to pay any sinking fund installment for three days after payment is due;

-	certain events of bankruptcy or insolvency; or

-	any other event of default specified in a series of notes.

An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series within ten days after the date of such notice (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell our assets substantially as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

We will be discharged from our obligations on the notes of any series on the 91st day after the date of the deposit referred to in the first item below if, among other things:

  we deposit with the Trustee sufficient cash or government securities to pay (i) the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series and (ii) any applicable mandatory sinking fund payments on the day such payments are due;

  we deliver to the Trustee an opinion of counsel to the effect that such provision would not cause any outstanding notes then listed on a national security exchange to be delisted; and

  we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Covenant Defeasance

We will be discharged from our obligations under certain restrictive covenants applicable to the notes of a particular series if, among other things, we perform all of the actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

PLAN OF DISTRIBUTION

We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act or to contribute to payments that each underwriter, dealer or agent may be required to make in respect thereto.

Underwriters, dealers and agents and their respective affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

LEGAL OPINIONS

Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Public Service Company of Oklahoma Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2003 and 2004), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$

PUBLIC SERVICE COMPANY OF OKLAHOMA

% Senior Notes, Series G, due 2047

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PROSPECTUS SUPPLEMENT

October , 2007

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Joint Book-Running Managers

Citi
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank